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Crossflix Plus is a VR/3D Streaming Faith Channel for Churches and Families

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avinumedia.com Lauderdale-by-the-Sea FL

Entertainment Entertainment Software Technology Education

LEAD INVESTOR

Jared Whipkey Jared Whipkey

I believe Avinu Media to be a great company and a great investment opportunity. The founders and owners are deeply invested in a great product and user experience. Most of all, I'm thankful for the opportunity to invest in a company based on biblical principles. Avinu Media will be a great multimedia company that can help individuals on a micro level and churches or congregations on a macro level. I'm thankful that God sent his son Jesus Christ to die for me and the founders believe as I do. I pray that the Lord would bless this business.

Invested $50,000 this round & $50,000 previously

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Highlights

1. Ready to launch Crossflix Plus, a Christian video-on-demand channel with 1,700 hours of content
2. Crossflix Plus offers 3D and VR interactive courses, games, and journeys for all ages and levels
3. Partnered with mega-churches (10,000+ members) and leading pastors
4. The team has 33+ years of experience in interactive content and in the film industry.
5. $1.2T faith market. 280,000+ churches in the U.S. on the brink of a digital revolution, accelerated by COVID-19
6. We aim to equip churches with modern digital services to help them reach new generations worldwide
7. Crossflix, the predecessor to Crossflix Plus, was launched by two members of the founding team.
8. Crossflix Plus is powered by Avinu Media

Our Team

Alan Mehrez Co-founder and President

Formerly headed Film Production and Sales and Acquisitions for F.M. Entertainment. Harvard Graduate and Former Fortune 500 Vice-President.

> The Christian market is underserved, and there are communities that are thirsting for this type of entertainment and educational alternative. There are 2 main drivers behind this solution. We want to provide a quality alternative to the current streaming content available today. We want to provide Churches with tools they need to succeed.

Gil Ilutowich Co-founder and CEO

Co-Founded Compedia Ltd a leading creator of VR/AI 3D Content with over 100 Employees. Clients/Partners included MGM Studios, Sony, Intel, Samsung and Museum of the Bible in Washington D.C



Aileen Rodriguez Mehrez Executive Vice President

Many years' experience in TV and studio film productions, distribution and sales.



Ilan Goldberg Co-founder and COO

Responsible for the operation and project management. 30 years of experience in managing many large scale projects encompassing AR/VR, and Learning Management Systems.



Shai Newman Co-founder and CTO

Responsible for technology and innovation in the company. Shai initiated and managed technology cooperation projects with Microsoft, RARE/NINTENDO, News Corp, Intel, Microsoft and others.



David Zeldin Global Sales Director

For over 25 years involved in sales and building channels, partners and affiliates for technology companies. David has penetrated technologies into new markets and has grown SaaS model sales from negligible to millions in annual recurring revenue.

Crossflix Plus Story

It started with an Epiphany.

We were having a discussion with leaders in the Christian community in the National Religious Broadcast annual event this year when it dawned on us that many, if not most, Christian churches and pastors are not using the most current common methods to communicate with their congregants: people today use social media, interactive experiences, video conferencing, and webinars to communicate with each other. Churches are still relying on old methods to spread the gospel.

Especially now, in times of COVID-19, when many churches are closed, it's time to make a change. Many pastors and churches now realize that they need to embrace digital tools and platforms to be able to engage their members and especially the younger generations. If the church wants to stay relevant as a spiritual and educational institute, even after the days of COVID, it must provide its followers with digital educational content, online live Bible classes, live services through the internet family-safe entertainment.

Crossflix Plus is an excellent alternative for the many Christians who are also frustrated with the shows and movies that their children are exposed to by mainstream media and Video on Demand services. Crossflix Plus not only provides these families programs and shows that are in line with their values, but also provides something fresh and new that the others don't have. We have 3D and VR animated Bible journeys and educational programs. Families are able to watch shows or learn from exciting programs.

There are 2.2 billion Christians in the world, of which 247 million are in the US. The faith market is worth $1.2 trillion annually. We believe that Crossflix Plus is here at the right time, with the right experience, and with its existing assets it can disrupt this market Globally.

Significant Church Market in the USA







380 thousand churches, most of them have 100 to 200 members. [1]

1,500 mega churches with 2000 members of more. [2]

150 TV ministries with millions of viewers. [3]

Religious organizations business size in the USA is $131 Billion. [4]



We are the co-founders of Avinu Media: Alan and Aileen Mehrez from Ft. Lauderdale, FL, and Gil Ilutowich, Ilan Goldberg and Shai Newman from Tel-













Aviv, Israel. Christians and Jews working together to bring digital technology, educational tools, and faith-based content to the church world.

CEO
COO
CTO
President
Executive Vice President
Gil Ilutowich
Ilan Goldberg
Shai Newman
Alan Mehrez
Aileen Rodriguez Mehrez

Alan and Aileen Mehrez are the founders of Crossflix, one of the leading Christian media streaming platforms that is becoming part of Avinu Media. Alan is a veteran producer and film-maker and brings his relationships with hundreds of producers that license their content.

Gil Ilutowich, Ilan Goldberg, and Shai Newman are the founders of Compedia Ltd., one of the most successful educational companies in the world, applying advanced technologies of AR and VR. Compedia content is sold in more than 50 countries and in more than 40 languages. For the last ten years, Compedia has been working with major Christian publishers to create faith-based interactive content, including the Museum of the Bible in Washington DC and many others.

We join forces to create Avinu Media, a cloud-based platform for the Christian world that combines interactive and streaming media to create a winning solution.

ONLINE GIFT SHOP
DONATIONS
RAISING MONEY
Welcome To Our Virtual Church
MEMBERSHIP FEES
DAILY OPERATIONS

Avinu Media already two unique assets: Crossflix's amazing library of 1,700 hours of cutting-edge interactive content for all ages and a library of thousands of family-safe films and shows. Thousands of users are currently using the Video on Demand through Crossflix.

We are seeking investment to combine Crossflix's content and video assets with Compedia's educational platform to create "Crossflix Plus" and help us market and distribute it worldwide.

Crossflix Plus aims to become a virtual church that provides all of the congregants' needs.

- Interactive, engaging educational biblical content for all ages
- Thousand of streaming films and shows
- Virtual classroom for conducting Sunday classes or learning groups
- Social media feed - private and un-filtered, for the use of the congregation

CROSSFLIX PLUS - THE VIRTUAL CHURCH
VIRTUAL CHURCH STREAM™
Live Service Broadcast
VIRTUAL CHURCH CLASSROOM™
Virtual Sunday School Classroom
VIRTUAL CHURCH FEED™
Private Social Network
VIRTUAL CHURCH VOD™
Faith & Family Streaming Video on Demand
VIRTUAL CHURCH INTERACTIVE™
Interactive Digital Biblical Learning Content
VIRTUAL CHURCH DONATE™
One-click Fundraising

Our main market is the global church market, in a B2B model, and through the church, we would later aim to reach consumers directly (B2C). We are already speaking with leading pastors, mega-churches, and faith organizations all over

speaking with leading pastors, mega-churches, and faith organizations all over the world who are eagerly waiting to use our product once it's ready.



We need the first funds to move all the assets to Compedia's platform that will become the base for our joint product, **Crossflix Plus**, combining the educational and entertainment components into one holistic experience, run by Avinu Media. Once we secure funding, we are well on our way to our first pilots with Churches of all sizes - from small community churches to mega-churches and entire denominations.

Join us on our journey!